Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Westport Announces First Quarter Fiscal 2011 Conference Call for
     Wednesday, August 4, 2010

     VANCOUVER, July 28 /CNW/ - Westport Innovations Inc. (TSX:WPT /
NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, will disclose its first quarter, fiscal 2011 financial results on Wednesday, August 4, 2010 after market close. To coincide with the disclosure, Westport has scheduled a conference call for Wednesday,
August 4, 2010 at 2:00 pm Pacific Time (5:00 pm Eastern Time).

     Live Conference Call & Webcast

     The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial:
1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at
www.westport.com/investor.

     Replay Conference Call & Webcast

     To access the conference call replay after the call, please dial
1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code
1847. The replay will be available until August 18, 2010; however, the webcast will be archived on the Company's website. Replays will be available in streaming audio shortly after the conclusion of the conference call.

     About Westport Innovations Inc.

     Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions
(GHG) while preserving the power, torque, and fuel efficiency of diesel engines. The Company focuses on three distinct categories or target markets -
light-, medium-, and heavy-duty - through Westport business units or joint ventures. Juniper Engines, with OMVL's high quality, multi-point fuel injection technology, is focused on 2.0L and 2.4L engines for industrial applications such as forklifts, oilfield service engines and light-duty automotive. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles ranging from 5.9L to 8.9L. Westport Heavy Duty (Westport HD), with a joint venture agreement with Weichai Power Co. and a development and commercialization agreement with Volvo Powertrain, is focused on LNG fuel systems for heavy-duty trucks (Westport HD Systems) and the platform for licensing Westport HD Systems. BTIC Westport, a joint venture with Beijing
Tianhai Industry Co., manufactures and sells LNG fuel tanks for vehicles. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter (at)WestportWPRT.

     Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, including statements relating to the production, efficiency, performance, emissions, benefits, timing, systems and processes and demand for products, which are based on Westport's estimates, forecasts and projections.
These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control and are discussed in Westport's most recent Annual Information Form and filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00004375E %CIK: 0001370416

     /For further information: Darren Seed, Vice President, Investor Relations
& Communications, Westport Innovations Inc., Phone: 604-718-2046, Email:
invest(at)westport.com/
     (WPT. WPRT)

CO:  Westport Innovations Inc.

CNW 16:15e 28-JUL-10